

May 5, 2015

<u>Via E-mail</u>
James D. Moll
Interim President and Chief Executive Officer
Wells Financial Corp.
53 First Street, S.W.
Wells, Minnesota 56097

> **Re:** **Wells Financial Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 27, 2015**
> **File No. 333-202694**

Dear Mr. Moll:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed April 27, 2015

Selected Consolidated Financial and Other Data, page 29

1. We note your response to comment 12. Please revise your selected consolidated financial and other data to include an Income tax expense line item for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2014 and 2013 – Income Tax Expense, page 46

2. We note your response to comment 12 and your disclosure on page 46 related to the nature of the error and its impact on the resulting effective tax rates for 2013 and 2014. Please revise to quantify the impact of the income tax error on each period presented and discuss how you determined the error was not material.

Notes to Consolidated Financial Statements

Note 10. Income Tax Matters, page F-33

3. We note your response to comment 12 and your statutory tax rate reconciliation table on page F-33. Please tell us and revise to disclose if the Other line item includes the income tax error discussed on page 46 and revise to disclose its impact on the effective tax rates for 2013 and 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Schroeder at (202) 551-3294 or Mike Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc.   Jack Spidi
        Jones Walker LLP